Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239971

Prospectus Supplement No. 3

(to Prospectus dated July 23, 2020)

BIONTECH SE

Rights Offering for up to 7,505,596 Ordinary Shares Including Ordinary Shares Represented by American Depositary Shares

This Prospectus Supplement No. 3 supplements information contained in our prospectus, dated July 23, 2020, relating to the offering to holders of our ordinary shares and American Depositary Shares, or ADSs, representing our ordinary shares, of rights to subscribe for up to an aggregate of 7,505,596 new ordinary shares and new ADSs representing our ordinary shares.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with the information set forth in our Reports on Form 6-K filed with the Securities and Exchange Commission on August 5, 2020, which are set forth below. This prospectus supplement should be read in conjunction with the prospectus dated July 23, 2020. To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

You should carefully consider whether or not to exercise your subscription rights before the expiration of the rights offering at one minute after 11:59 p.m. (Mainz, Germany time) on August 14, 2020 (for ordinary share rights) or 12:01 a.m. (New York City time) on August 14, 2020 (for ADS rights). In addition, we plan to announce second quarter results on or about August 11, 2020. All exercises of rights to subscribe for new ADSs are irrevocable. Neither we, our supervisory board, the dealer-managers nor the subscription agents are making a recommendation regarding your exercise of the subscription rights.

Investing in our ordinary shares and ADSs representing our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 22 of the prospectus, together with all of the other information contained in the prospectus and in our filings with the Securities and Exchange Commission that we have incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is August 5, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On August 5, 2020, BioNTech SE (the “Company”) issued a press release, announcing that the Company and Fosun Pharma dosed the first 72 participants with BNT162b1 following IND approval by the Chinese regulatory authority, National Medical Products Administration (NMPA). The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: August 5, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 5, 2020 - BioNTech and Fosun Pharma Announce Start of Clinical Trial of mRNA-based COVID-19 Vaccine Candidate in China.

Exhibit 99.1

BioNTech and Fosun Pharma Announce Start of

Clinical Trial of mRNA-based COVID-19 Vaccine Candidate in China

•	Phase 1 study will evaluate safety and immunogenicity in Chinese participants to support potential regulatory approval pathway in China

•	Total of 144 participants to be enrolled in two age groups (18-55 and >55 years)

•	Trial participants to receive either 10µg or 30µg of BNT162 or a placebo

•	Clinical supply from BioNTech’s GMP-certified mRNA production facilities in Europe

MAINZ, Germany, and SHANGHAI, China, August 5, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) and Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma” or “Group”; Stock Symbol: 600196.SH, 02196.HK), today announced that the first 72 participants have already been dosed with BNT162b1 following IND approval by the Chinese regulatory authority, National Medical Products Administration (NMPA). BioNTech and Fosun Pharma are jointly developing the COVID-19 vaccine candidate in China. The trial is part of BioNTech’s global development program aimed at supporting a global supply upon regulatory approval.

The randomized, placebo-controlled, observer-blinded Phase 1 clinical trial in China will enroll 144 healthy subjects to evaluate the safety and immunogenicity of the vaccine as well as to confirm dose selection. The first group of subjects immunized in Stage 1 of the study will be healthy adults aged 18 to 55 years, followed by elderly healthy participants (>55 years). As part of the two-dose cohort design, subjects will receive two injections (prime-boost), 21 days apart, of 10µg or 30µg of the vaccine candidate or placebo. The dose range selection was determined based on early data from clinical trials conducted in Germany and the United States. The participants will be dosed in Taizhou Clinical Phase1 Center, Jiangsu province.

The study is designed to support the regulatory approval process for the Chinese market and intends to confirm that the safety and immunogenicity profile observed in participants from the German and US trials is comparable to that of Chinese participants. The ongoing clinical studies conducted in Germany and the United States will continue to support studies in China.

“We are proud to be among the first international biopharmaceutical companies to initiate a clinical trial of a COVID-19 vaccine candidate in China as part of our effort to make our vaccine available globally, if approved. This is an important step toward our goal to reach marketing authorization and ensure vaccine supply in China to help prevent new COVID-19 outbreaks in the most populous country in world”, said CEO and Co-founder of BioNTech, Ugur Sahin.

Ai-Min Hui, President of Global R&D, and Chief Medical Officer of Fosun Pharma said: ”Dosing the first Chinese subject with BNT162b1 marks a milestone of the global co-development program in China. We are closely working with BioNTech and regulatory authorities to evaluate the safety and efficacy of the vaccine candidate, in order to synchronize the development process in China with other countries, and to bring the vaccine to public as soon as possible, if the vaccine succeeds.”

Following on from the ongoing Phase 1/2 studies in Germany and the United States, the Chinese study will initially evaluate nucleoside-modified messenger RNA (modRNA) candidate BNT162b1, one of two vaccine candidates based on BioNTech’s proprietary mRNA technology to have received FDA Fast Track designation in the United States. Meanwhile, BNT162b2, the other vaccine candidate is currently being evaluated in a global Phase 2b/3 trial conducted by BioNTech and Pfizer which commenced on July 27th. The companies also intend to explore the possibility of initiating clinical development of other vaccine candidates based on BioNTech’s proprietary mRNA technology in China.

During the clinical development stage, BioNTech will provide the clinical supply of the vaccine from its GMP-certified mRNA manufacturing facilities in Europe. If the vaccine receives marketing authorization in China, Fosun Pharma will exclusively commercialize the vaccine in Mainland China, Hong Kong and Macau Special Administration Regions and in Taiwan.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de.

About Fosun Pharma

Founded in 1994, Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”; stock code: 600196.SH, 02196.HK) is a leading healthcare group in China. Fosun Pharma has built a strong root in China and developed a global operation strategy, with pharmaceutical manufacturing and R&D being the largest and core business segment, together with strong presences in medical devices and diagnostics, healthcare services, pharmaceutical distribution and retail.

With R&D innovation as core driving factor, Fosun Pharma continues to optimize its pharmaceutical operations across both innovative and generic drugs. The company has established international R&D centers for excellence in areas such as innovative small molecule drugs, high-value generic drugs, biologics, and cell therapy.

Under guidance of our 4IN strategy (Innovation, Internationalization, Integration and Intelligentization), Fosun Pharma follows the brand concept of Innovation for Good Health and strives to be a leading enterprise in the global pharmaceutical and healthcare markets.

For more information, please visit: www.fosunpharma.com.

BioNTech’s Forward-Looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, BioNTech’s efforts to combat COVID-19; the timing to initiate clinical trials of BNT162 and anticipated publication of data from these clinical trials; the collaboration between BioNTech and Fosun Pharma, to develop a potential COVID-19 vaccine; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand. Any forward-looking statements in this press release are based on BioNTech management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

Fosun Pharma Media Contact

Barney Liu

+86 (21) 3396 7123

liumingyi@fosunpharma.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On August 5, 2020, BioNTech SE (the “Company”) issued a press release, announcing that the Company and Pfizer Inc. signed an agreement with the Government of Canada to supply their BNT162 mRNA-based vaccine candidate against SARS-CoV-2, subject to clinical success and Health Canada approval. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: August 5, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 5, 2020 - Pfizer and BioNTech to Supply Canada with their BNT162 mRNA-Based Vaccine Candidate.

Exhibit 99.1

Pfizer and BioNTech to Supply Canada with their

BNT162 mRNA-Based Vaccine Candidate

•	Supply to be provided over the course of 2021, subject to Health Canada approval

•	Agreement is part of Pfizer’s and BioNTech’s global commitment to help address the pandemic

•

Pfizer and BioNTech began a Phase 2b/3 safety and efficacy trial and remain on track to seek regulatory review as early as October 2020, and to manufacture globally up to 100 million doses by the end of 2020 and approximately 1.3 billion doses by the end of 2021

KIRKLAND, Canada and MAINZ, Germany, August 5, 2020 — Pfizer Canada and BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced an agreement with the Government of Canada to supply their BNT162 mRNA-based vaccine candidate against SARS-CoV-2, subject to clinical success and Health Canada approval.

Financial details of the agreement were not disclosed, but the terms were based on the timing of delivery and the volume of doses. As requested by the Government of Canada, deliveries of the vaccine candidate are planned for over the course of 2021.

“We continue to be committed to partnering with the Canadian government to help fight this pandemic and are pleased with their collaborative approach to addressing a national COVID-19 immunization strategy with public health officials,” said Cole C. Pinnow, President, Pfizer Canada. “With our combined efforts, we know there is no health challenge that we cannot address.”

“As the development of effective COVID-19 vaccines continues around the world, we commend the work of Pfizer and BioNTech, which will provide Canadians access to a vaccine candidate for the virus. This agreement is another critical step in our government’s efforts to keep Canadians safe and healthy as the pandemic continues to evolve,” said The Honourable Anita Anand, Minister of Public Services and Procurement, Government of Canada.

“In the face of this global health crisis, Pfizer’s purpose – breakthroughs that change patients’ lives – has taken on an even greater urgency,” said Albert Bourla, Chairman and CEO, Pfizer. “We’re harnessing our scientific expertise, and we’re marshaling our manufacturing resources in an effort to ensure that the vaccine would be available as soon as possible, if our clinical trials prove successful and regulatory approval is granted.”

“This agreement is part of our commitment to address the pandemic by supporting global supply of our vaccine candidate. Our teams are working diligently to advance the lead product candidate through clinical development in order to seek regulatory review as early as October. At the same time, Pfizer and BioNTech continue to scale up manufacturing capacities to be able to produce up to 100 million doses in 2020 and more than one billion doses in 2021. Since we initiated Project Lightspeed our aim has always been clear: Making a potential vaccine available to the public as quickly as possible – worldwide. This agreement is yet another step in that direction,” said Sean Marett, Chief Business and Chief Commercial Officer at BioNTech.

The BNT162 program is based on BioNTech’s proprietary mRNA technology and supported by Pfizer’s global vaccine development and manufacturing capabilities. The vaccine development program is evaluating at least four experimental vaccine candidates, each of which represents a unique combination of messenger RNA (mRNA) format and target antigen. The BNT162 vaccine candidates are undergoing clinical studies and are not currently approved for distribution anywhere in the world. Both collaborators are committed to developing these novel vaccines with pre-clinical and clinical data at the forefront of all their decision-making.

Recently, two of the companies’ four investigational vaccine candidates – BNT162b1 and BNT162b2 – received Fast Track designation from the U.S. Food and Drug Administration (FDA). This designation was granted based on preliminary data from Phase 1/2 studies that are currently ongoing in the United States and Germany as well as animal immunogenicity studies.

On July 27, Pfizer and BioNTech announced that following extensive review of preclinical and clinical data from Phase 1/2 clinical trials, and in consultation with the U.S. FDA’s Center for Biologics Evaluation and Research (CBER) and other global regulators, the companies selected the BNT162b2 vaccine candidate to move forward into a Phase 2/3 study. BNT162b2 encodes an optimized SARS-CoV-2 full length spike glycoprotein (S), which is the target of virus neutralizing antibodies. In the late-stage trial, the companies will study a 30 µg dose level in a 2-dose-regimen among up to 30,000 participants aged 18 to 85 years. It is expected to include approximately 120 sites globally including in regions with significant expected SARS-CoV-2 transmission. BNT162b2 has received Fast Track designation from the U.S. FDA.

Assuming clinical success, Pfizer and BioNTech are on track to seek regulatory review for BNT162b2 as early as October 2020 and, if regulatory authorization or approval is obtained, plan to supply up to 100 million doses worldwide by the end of 2020 and approximately 1.3 billion doses by the end of 2021.

In addition to engagements with governments, Pfizer and BioNTech have provided an expression of interest for possible supply to the COVAX Facility, a mechanism established by Gavi, the Vaccine Alliance, the Coalition for Epidemic Preparedness Innovations (CEPI) and World Health Organization (WHO) that aims to provide governments, including those in the emerging markets, with early access to a large portfolio of COVID-19 candidate vaccines using a range of technology platforms, produced by multiple manufacturers across the world.

About Pfizer Canada

Pfizer Canada ULC is the Canadian operation of Pfizer Inc., one of the world’s leading biopharmaceutical companies. Our diversified health care portfolio includes some of the world’s best known and most prescribed medicines and vaccines. We apply science and our global resources to improve the health and well-being of Canadians at every stage of life. Our commitment is reflected in everything we do, from our disease awareness initiatives to our community partnerships. To learn more about Pfizer Canada, visit pfizer.ca or you can follow us on LinkedIn, Facebook, Twitter or YouTube.

2

Pfizer Disclosure Notice

The information contained in this release is as of August 5, 2020. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a potential COVID-19 vaccine, an agreement with the government of Canada to supply BNT162 and other potential agreements, the BNT162 mRNA vaccine program, and modRNA candidates BNT162b2 and BNT162b1 (including qualitative assessments of available data, potential benefits, expectations for clinical trials and timing of regulatory submissions, anticipated manufacturing, supply and distribution), that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preliminary data, including the possibility of unfavorable new preclinical or clinical trial data and further analyses of existing preclinical or clinical trial data that may be inconsistent with the data used for selection of the BNT162b2 vaccine candidate and dose level for the Phase 2/3 study; the risk that clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications; whether regulatory authorities will be satisfied with the design of and results from these and future preclinical and clinical studies; whether and when any biologics license and/or emergency use authorization applications may be filed in any jurisdictions for BNT162b2 or any other potential vaccine candidates; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine candidate’s benefits outweigh its known risks and determination of the vaccine candidate’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; manufacturing capabilities or capacity, including whether the estimated numbers of doses can be manufactured within the projected time periods indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

3

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the timing to initiate clinical trials of BNT162 and anticipated publication of data from these clinical trials; the timing for any potential emergency use authorizations or approvals; the potential to enter into additional supply agreements with other jurisdictions or the COVAX Facility; the potential safety and efficacy of BNT162; the collaboration between BioNTech and Pfizer to develop a potential COVID-19 vaccine; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimates for 2020 and 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to produce comparable clinical results in larger and more diverse clinical trials; the ability to effectively scale our productions capabilities; and other potential difficulties. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Pfizer Canada Media Relations

1-866-9-PFIZER (1-866-973-4937)

Corporate.affairs.canada@pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

4